SIGMA LITHIUM SELLS 100,000t OF HIGH PURITY LITHIUM FINES; ADVANCES MINING REMOBILIZATION; APPOINTS DISTINGUISHED AGRIBUSINESS LEADER AND FORMER MINISTER AS NEW BOARD MEMBER

Sao Paulo, January 13, 2026. Sigma Lithium Corporation (TSXV/NASDAQ: SGML, BVMF: S2GM34), (“Sigma Lithium” or “the Company”), a leading global lithium producer dedicated to powering the next generation of electric batteries with socially and environmentally sustainable lithium concentrate, announces the sale of 100,000 tonnes of high purity lithium fines. The Company also provides an update of its mining remobilization activities, including the signing of a working capital revolving facility and closing of its first tranche.

Sigma Lithium is honored to announce the appointment of Katia Abreu, a distinguished agribusiness leader and former Minister of Agriculture, as its new independent board member.

SALE OF HIGH PURITY LITHIUM FINES

The Company concluded the first sale of its high purity lithium fines of 100,000 tonnes, which was stored at the Port of Vitoria, at market prices (based on the Shanghai Metals Market “SMM” index). The price was equivalent to an adjusted net final price of U$ 125/t, SMM price for material within 1.2% to 1.5% of lithium oxide content (currently priced at U$ 150/t to U$ 230/t). This first sale will generate net revenues of approximately USD 11 million.

The Company has an additional 850,000 tonnes of high-purity lithium fines available for sale at its plant. This material was produced during 2024 and 2025 by Sigma Lithium’s environmental state-of-the-art technology to dry stack wet lithium fines generated by its Greentech Industrial Plant 1, while reusing 100% of the water consumed by the process.

MINING REMOBILIZATION

Sigma Lithium is advancing its remobilization plan at its Mine 1, as part of the successful implementation of a complete restructuring of its mining operations in 4Q 25. The Company’s technical leadership undertook the control and planning of its mining operations, while execution continues to be sub-contracted. The objective was to increase mining safety and operating efficiency, while ensuring operational resiliency and the perpetuity of the Company’s mining reserves of over 100 million tonnes.

The mine restructuring has been executed in phases, according to plan: leasing large mining equipment, while sub-contracting mining personnel (drivers and operators) and small-scale mining equipment. The new technical mining leadership of the Company is now responsible for directing and controlling blasting and drilling while two leading sub contactors have the role of carrying out execution (operating personnel level).

These steps have been conducted with the financial support of Sigma Lithium’s large global clients, which are providing contractual collateral and working capital lines against future production, replacing additional third-party capital that could have been required during the mine remobilization.

The purchased large-scale equipment combined with the subcontracted smaller equipment is expected to almost triple previous mining and earth-moving capacity. The Company’s remobilization of mining personnel and smaller equipment continues and is expected to be concluded during January 2026. The Company will provide guidance for 2026 output once production resumption reaches a “steady state” during the first quarter.

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This pivot away from relying entirely on a “third party mining contractor” (as the case for Sigma Lithium’s initial 2022/23 mine commissioning) also has the target of providing industrial cadence, continuously matching raw material supply to the increased industrial processing capacity of its Greentech Industrial Plant 1. Thus, preparing the Company for a multi-pit operation, with increasing mining volumes from its various assets, steadily supplying ore to Greentech Plants 2 and 3, while reducing mine costs and further consolidating Sigma Lithium’s as one of the lowest-cost producers in the industry. The steady provision of ore also has the objective to de-risk cash flow during the planned upcoming commissioning of Greentech Industrial Plant 2, which is to double lithium oxide concentrate production capacity.

WORKING CAPITAL AGREEMENT

Sigma Lithium signed an agreement with a major client aimed at providing the company with working capital during 2026. The agreement consists of working capital being provided against monthly sales at spot market prices totaling 70,500 tonnes (by the end of 2026). The first tranche of the facility for USD 5 million has closed.

APPOINTS NEW BOARD MEMBER

Sigma Lithium is honored to announce the appointment of Ms. Katia Abreu, a distinguished agribusiness leader and former Minister of Agriculture, as its new independent board member.

The Board of Directors of Sigma Lithium (the “Board”) has unanimously approved the nomination of Ms. Katia Abreu to replace Mr. Eugenio de Zagottis, who is stepping down from the Board to focus on his other business activities.

Katia Abreu is one of Brazil's most prominent agribusiness leaders and entrepreneurs. She was President of the Confederation of Agriculture and Livestock of Brazil (CNA) for 5 years, representing over one million agricultural producers nationwide. She served as Senator in the Federal Congress for multiple terms, winning several landslide elections from 2007 to 2022, representing her home state of Tocantins, one of Brazil’s largest agricultural producers.

While in the Senate, Katia Abreu chaired the Foreign Relations and Defense Committee, where she gained significant geopolitical experience. Later she was a member of the Economic Affairs Committee. Ms. Abreu also served as Brazil's Minister of Agriculture, acquiring significant experience in Brazilian public policies for natural resources.

Currently, Katia holds several board and advisory positions for companies listed in the United States and in Canada. She is also a senior board advisor for the Brazilian Mining Institute (IBRAM). One of her board positions includes NYSE listed JBS Inc., one of the world’s largest food companies, where she represents BNDESPar, the investment arm of BNDES, the Brazilian National Bank for Economic and Social Development.

“We are very enthusiastic to welcome Katia Abreu as an independent director to our Board,” said Ana Cabral, CEO and Co-Chairperson of Sigma Lithium. “She has tremendous experience creating value in the highly regulated natural resources industry in Brazil. Katia has managed to become one of the most admired Brazilian leaders across the political spectrum. She has uniquely followed her successful trajectory as an agribusiness entrepreneur by holding several leadership positions representing the sector, culminating with her service as a Senator for 16 years. During her multiple tenures in the Senate, she held Chairmanship roles in key committees such as Foreign Relations, Defense and Economic Affairs”.

“As President of the National Association and Minister of Agriculture, she contributed to turn agribusiness into one of Brazil’s most admired sectors (“Making Agro Pop”), while creating public policies that further established the sector as one of the economic engines of Brazil, while working with her colleagues at the Ministry of the Environment to drive environmental policy and social policies that lifted entire communities. Her experience will be invaluable to Sigma Lithium during another transformational period for the Company. During her tenure, we will be advancing with building our second Greentech Industrial Plant that is expected to double our production capacity. We also will be entering the planning stages for the construction for our third plant in back-to-back sequence.”

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Ana Cabral continued: “We would like to profusely thank Eugenio for his intense and dedicated service on the Board during this extremely important period in our Company’s growth trajectory. He was a great mentor and has brought a wealth of invaluable expertise to the Sigma Lithium team, greatly helping the Company navigate what has been one of the most challenging periods for our leadership, driven by the external volatile market conditions”.

Marcelo Paiva, Co-Chairman of Sigma Lithium and Co-Founder of A10 Invest, stated: “On behalf of Sigma Lithium’s shareholders, we would like to thank Mr. Zagottis for his significant contribution to the Company, where he helped steer our leadership to successfully navigate the severe lithium market downturn that occurred during his tenure as a Board Member, from July 2024 to the end of 2025, which also encompassed the intense volatility in 2025 generated by global tariff uncertainty”.

Ms. Abreu will be replacing Mr. Zagottis as a member of the Audit, Finance and Risk Committee and the People & Governance Committee. The Board will maintain a majority of independent directors and will have female representation of 40%.

ABOUT SIGMA LITHIUM

Sigma Lithium Corporation (NASDAQ: SGML, TSXV: SGML, BVMF: S2GM34), (“Sigma Lithium” or “the Company”), is a leading global lithium producer dedicated to powering the next generation of electric batteries with socially and environmentally sustainable lithium oxide concentrate.

The Company operates one of the world’s largest lithium production sites—the fifth-largest industrial-mineral complex for lithium oxide concentrate—at its Grota do Cirilo operation in Brazil. Sigma Lithium is at the forefront of environmental and social sustainability in the electric battery materials supply chain, producing Quintuple Zero Green Lithium: zero coal power, zero tailings dams, zero utilization of potable water, zero use of hazardous chemicals and zero accidents.

Sigma Lithium currently has a nameplate capacity to produce 270,000 tonnes of lithium oxide concentrate on an annualized basis (approximately 38,000–40,000 tonnes of LCE) at its mine and state-of-the-art Greentech Industrial Plant. The Company is now constructing a second plant to double its production capacity.

For more information about Sigma Lithium, visit our website

FOR ADDITIONAL INFORMATION PLEASE CONTACT

Anna Hartley, Vice President of Global Banking and Investor Relations

anna.hartley@sigmalithium.com.br

+44 7866 458 093

Sigma Lithium

Sigma Lithium
@sigmalithium
@SigmaLithium

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FORWARD-LOOKING STATEMENTS

This news release includes certain “forward-looking information” under applicable Canadian and U.S. securities legislation, including but not limited to statements relating to timing and costs related to the general business and operational outlook of the Company, the environmental footprint of tailings and positive ecosystem impact relating thereto, donation and upcycling of tailings, timing and quantities relating to tailings and Green Lithium, achievements and projections relating to the Zero Tailings strategy, achievement of ramp-up volumes, production estimates and the operational status of the Grota do Cirilo Project, and other forward-looking information. All statements that address future plans, activities, events, estimates, expectations or developments that the Company believes, expects or anticipates will or may occur is forward-looking information, including statements regarding the potential development of mineral resources and mineral reserves which may or may not occur. Forward-looking information contained herein is based on certain assumptions regarding, among other things: general economic and political conditions; the stable and supportive legislative, regulatory and community environment in Brazil; demand for lithium, including that such demand is supported by growth in the electric vehicle market; the Company’s market position and future financial and operating performance; the Company’s estimates of mineral resources and mineral reserves, including whether mineral resources will ever be developed into mineral reserves; and the Company’s ability to operate its mineral projects including that the Company will not experience any materials or equipment shortages, any labour or service provider outages or delays or any technical issues. Although management believes that the assumptions and expectations reflected in the forward-looking information are reasonable, there can be no assurance that these assumptions and expectations will prove to be correct. Forward-looking information inherently involves and is subject to risks and uncertainties, including but not limited to that the market prices for lithium may not remain at current levels; and the market for electric vehicles and other large format batteries currently has limited market share and no assurances can be given for the rate at which this market will develop, if at all, which could affect the success of the Company and its ability to develop lithium operations. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information. The Company disclaims any intention or obligation to update or revise any forward-looking information, whether because of new information, future events or otherwise, except as required by law. For more information on the risks, uncertainties and assumptions that could cause our actual results to differ from current expectations, please refer to the current annual information form of the Company and other public filings available under the Company’s profile at www.sedarplus.com.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release.

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